UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159101

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,301,220 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,301,220 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 65,301,220 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 43.3% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents shares of common stock (the “Common Stock”) of Navios Maritime Acquisition Corporation (the “Issuer”) owned directly by Navios Maritime Holdings Inc. (“Navios Holdings”). Does not include the 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that are directly owned by Navios Holdings, which shares of preferred stock are convertible only to the extent Navios Holdings’ beneficial ownership would not exceed 45.0% of the issued and outstanding shares of the Issuer’s Common Stock following such conversion. Accordingly, as of June 30, 2016, a portion of the Series C Convertible Preferred Stock could be converted into approximately 4,638,410 (of the 7,676,000) shares of Common Stock, which number of shares of Common Stock is not included in the 65,301,220 reported amount.
(2)	Based on 150,782,990 shares of Common Stock outstanding as of June 30, 2016.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 11, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011, Amendment No. 9 filed on March 27, 2013 and Amendment No.10 filed on March 30, 2015 , all other provisions of the Schedule 13D filed by Navios Holdings, Amadeus Maritime S.A. and Ms. Angeliki Frangou on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No.11 is being filed to disclose the pledging by Navios Holdings of Common Shares as described in Item 6 of this Amendment No.11.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 6 of this Amendment No. 11.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 11 amends and restates Items 5(a) and (b) to the Schedule 13D as set forth below:

As of September 20, 2016, Navios Holdings beneficially owned 65,301,220 shares (approximately 43.3%) of the Issuer’s Common Stock. Navios Holdings has sole voting and dispositive power in respect of these shares, subject to the Share Pledge Agreement (as discussed in Item 6 below and filed herewith).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment No.11 amends and restates Item 6 to the Schedule 13D by adding the following:

On September 19, 2016, Navios Holdings and the Issuer entered into a loan agreement pursuant to which the Issuer provided a secured loan facility of up to $70.0 million to Navios Holdings (the “Loan Facility”).

Pursuant to a Share Pledge Agreement, dated September 20, 2016, Navios Holdings pledged and granted security interest in 65,301,220 shares of Common Stock and 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer for the benefit of the Issuer in order to secure the obligations under the Loan Facility.

The Share Pledge Agreement contains default and similar provisions that are standard for such agreements. Navios Holdings has retained dividend and voting rights in the pledged Common Stock during the term of the pledge absent a default.

The foregoing description of the Share Pledge Agreement is qualified in its entirety by reference to the full text of the Share Pledge Agreement, which is filed herewith as Exhibit 2.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Loan Facility Agreement for a Loan of up to $70.0 million, dated as of September 19, 2016, by and between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 10.1 to the Reporting Person’s Form 6-K, filed on September 21, 2016).

Exhibit 2	Share Pledge Agreement, dated as of September 20, 2016, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2016		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer